Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 21, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-4
Filed October 4, 2024
File No. 333-282021

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, October 9, 2024, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission October 21, 2024 Page 2

Amendment No. 1 to Registration Statement on Form S-4 filed October 4, 2024

SPAC Sponsor Compensation, page v

1.	We note your response to prior comment 2, and your statement on page 15: “based on the value of the Bowen securities invested in and the amount of the loans and unreimbursed expenses as set forth above, the aggregate amount that the SPAC Sponsors and Bowen’s officers and directors have at risk is $[3,442,820 ($3,434,570 by Createcharm and $8,250 by Bowen Holding)].” Please expand this section of the shareholder letter to add disclosure of all compensation received or to be received by the SPAC sponsors, their affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, including the nature and amounts of any reimbursements to be paid to the Sponsors, their affiliates, and any promoters upon the completion of the de-SPAC transaction, such as the loans to the Sponsors and out-of-pocket expenses due to the Sponsors, or advise. We understand from your response that there are not currently any outstanding amounts owed under any unsecured promissory notes.

The Staff’s comment is duly noted. We have revised the disclosure on pages 15, 32 and 114 of the Registration Statement to clarify that there are not currently any amounts outstanding under any loans payable to the SPAC Sponsors or Bowen’s officers and directors and there are no fees due or out-of-pocket expenses to be repaid by Bowen. However, if any are incurred after the date of the Registration Statement, they would not be repaid unless Bowen consummates the Business Combination within the required time period.

Potential Dilution to Non-Redeeming Bowen Public Shareholders, page 109

2.	We note your revised disclosure to include a dilution table pursuant to Item 1604(c) of Regulation S-K. Please revise your presentation to clearly show the unadjusted net tangible book value per share as of the most recent balance sheet date filed, the nature and amount of each specific adjustment to net tangible book value, and the total number of adjusted shares used to determine net tangible book value per share, as adjusted. In this regard, we note that it is not clear from your current presentation whether you have made any adjustments to net tangible book value per share for transaction expenses, repayment or conversion of any outstanding loans due to your sponsors or as a result of a reclassification from the trust account, or the total number of as-adjusted shares used to calculate as-adjusted net tangible book value per share and how the level of redemptions impacts this number. Finally, outside of the table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. This presentation should include the 1,400,000 Earnout Shares if their issuance is not considered a materially probable or consummated transaction for purposes of the tabular disclosure.

We have revised the disclosure on page 109 of the Registration Statement as requested.

Securities and Exchange Commission October 21, 2024 Page 3

General

3.	We note the consent of Frost & Sullivan filed as Exhibit 99.7 mentions an investor presentation, and an investor presentation is mentioned on page 118 as well. Please revise to provide any material information from this presentation that is not included in your registration statement and describe the purpose of this presentation.

We wish to advise the Staff that the presentation referred to in Exhibit 99.7 and page 118 of the Registration Statement was prepared by Qianzhi Group Holding (Cayman) Limited and Shenzhen Qianzhi Biotechnology Co., Ltd. (collectively, “Qianzhi”). Qianzhi prepared the presentation for use in connection with its efforts to secure additional financing pursuant to a PIPE transaction, as described in the Registration Statement. The Company and Qianzhi confirm that the material information contained in the presentation is included in the Registration Statement. However, such presentation has not been used to date. The Company and Qianzhi intend to file such presentation with the SEC if and when such presentation is used by Qianzhi as described above.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jiangang Luo, CEO
Liangwen Wang, CFO